SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of September 2021

Commission File Number: 001-37829

NISUN INTERNATIONAL ENTERPRISE

DEVELOPMENT GROUP CO., LTD

(Registrant’s name)

C9, 99 Danba Rd

Putuo District, Shanghai

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒           Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On September 27, 2021, Nisun International Enterprise Development Group Co., Ltd (the “Company”) issued a press release announcing that it will hold its 2021 annual meeting of shareholders on November 19, 2021, at 10:00 A.M., local time (11:00 P.M. ET on November 18, 2021), at C9, 99 Danba Rd, Putuo District, Shanghai, China 200336. Shareholders as of the record date, close of business on October 15, 2021, will be entitled to vote at the meeting.

Although the Company does not provide its shareholders with any right to put any proposals before its annual meetings, any shareholder may submit a proposal to the Company for consideration of inclusion in a proxy statement. The Company has determined that October 7, 2021 should be the deadline for receipt of proposals. Such proposals by mail should be delivered to: Nisun International Enterprise Development Group Co., Ltd, C9, 99 Danba Rd, Putuo District, Shanghai, China 200336, Attention: Corporate Secretary. Proposals by email should be sent to: ir@cnisun.com.

The press release is attached as Exhibit 99.1 to this Current Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated September 27, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD

Date: September 27, 2021	By:	/s/ Xiaoyun Huang
	Name:	Xiaoyun Huang
	Title:	Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer

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